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                            June 28, 2023

       Frank Rahmani
       Partner
       Sidley Austin LLP
       555 California Street, Suite 2000
       San Francisco, CA 94104

                                                        Re: Biodesix, Inc.
                                                            Schedule TO-I filed
on June 23, 2023
                                                            File No. 005-91818

       Dear Frank Rahmani:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments .
       All defined terms used herein have the same meaning as in your Offering Memorandum.

       Schedule TO-I filed on June 23, 2023

       General

   1.                                                   The cross reference in
Item 7(b) to Section 6 of the Offering Memorandum appears to be inappropriate, as
Section 6 sets forth the conditions to the consummation of the Exchange
                                                        Offer rather than
material conditions, if any, to any financing of consideration to be provided in the
Exchange Offer. See Item 1007(b) of Regulation M-A. Please revise.
   2. Disclose that tendered options may be withdrawn at any time after the expiration of 40 business days from the
commencement of the tender offer, if not yet accepted for
                                                        payment. See Rule
13e-4(f)(2).
       Determination of Validity, page 17

   3. Refer to the following disclosure on page 17 of the Offering Memorandum: "Subject to
                                                        Rule 13e-4 under the
Exchange Act, we also reserve the right to waive any of the
 Frank Rahmani
Sidley Austin LLP
June 28, 2023
Page 2
         conditions of the Exchange Offer or any defect or irregularity in any tender with respect to any particular Eligible Option or any particular Eligible Holder." Please revise to avoid the implication that you may waive a condition of the offer as to one or some holders only, rather than generally waiving such offer condition. All conditions to the offer must apply uniformly to all subject security holders.
Conditions of the Exchange Offer, page 20

4.       You have included a condition that will be triggered by    any general
suspension of trading
         in, or limitation on prices for, securities on any national securities exchange or automated
         quotation system or in the over-the-counter market.    Please revise
to explain what would
         be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market.
5. Refer to the following statement in this section: "We may waive the conditions, in whole or in part, at any time and from time to time prior to our acceptance of your tendered
         Eligible Options for exchange, whether or not we waive any other condition to the
         Exchange Offer." When an offer condition is "triggered," a bidder must promptly notify subject security holders whether it intends to waive that condition and proceed with the offer, or assert the condition and terminate it. The phrase "at any time and from time to time" implies that bidder may wait until the end of the offer period to inform security holders. Please revise.
Information Concerning Biodesix; Financial Information, page 22

6. Please disclose the book value per share of common stock as of the date of the most recent balance sheet presented. See Item 1010(a)(4) of Regulation M-A and
Item 10 of Schedule
         TO.
7. In your response letter, explain why you do not believe pro forma financial information is material in the context of this exchange offer, or revise to provide such information in the amended disclosure document. See Item 1010(b) of Regulation M-A and
Item 10 of
         Schedule TO.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at (202) 551-3263 or Blake Grady at (202)
551-8573.



FirstName LastNameFrank Rahmani                                Sincerely,
Comapany NameSidley Austin LLP
                                                               Division of
Corporation Finance
June 28, 2023 Page 2
FirstName LastName
                                                               Office of
Mergers & Acquisitions